BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 434 BILLION FOR THE THIRD QUARTER OF 2012 (COP 510 PER SHARE - USD 1.13 PER ADR), WHICH REPRESENTS AN INCREASE OF 2% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans increased 4.1% compared to 2Q12 and 12.6% compared to 3Q11. This quarterly growth confirms an increase in credit demand in Colombia with respect to 2Q12, although the yearly growth reflects some moderation due to more stringent credit underwriting standards.
•	Net interest income increased 22.2% compared to 3Q11. Also, it grew 5.3% compared to 2Q12. These increases are the result of loan growth coupled with an expansion of the net interest margin, which ended the period at 6.3%.
•	Past due loans as a percentage of total loans declined in 3Q12. 30 days (or more) past due loans as a percentage of total gross loans was 2.9%. Loan deterioration during 3Q12 was COP 237 billion, and net provision charges for past due loans and foreclosed assets totaled COP 268 billion, which represents 1.7% of gross loans when annualized.
•	The balance sheet remains strong. Loan loss reserves represented 4.9% of total gross loans and 166% of past due loans at the end of 3Q12. The capital adequacy ratio ended the quarter at 16.6% (Tier 1 of 10.9%).

November 2, 2012. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 2012.

For the quarter ended on September 30, 2012 (“3Q12”), Bancolombia reported consolidated net income of COP 434 billion, or COP 510 per share - USD 1.13 per ADR, which represents an increase of 2.3% as compared to the results for the quarter ended on September 30, 2011 (“3Q11”) and an increase of 22.5% as compared to the results for the quarter ended on June 30, 2012 (“2Q12”).

Bancolombia ended 3Q12 with COP 93,194 billion in assets, 6.9% higher than those at the end of 2Q12 and 15.6% greater than at the end of 3Q11. At the same time, liabilities totaled COP 82,049 billion, increasing 7.3% as compared to the figure presented in 2Q12 and increased 13.7% as compared to 3Q111.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended September 30, 2012. The statements of income for the quarter ended September 30, 2012 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate October 1, 2012 $1,800.52 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	3Q11	2Q12	3Q12	3Q12/2Q12	3Q12/3Q11
ASSETS
Loans and financial leases, net	54,745,266	59,212,566	61,655,867	4.13%	12.62%
Investment securities, net	11,012,486	10,468,940	13,396,499	27.96%	21.65%
Other assets	14,864,457	17,533,567	18,141,824	3.47%	22.05%
Total assets	80,622,209	87,215,073	93,194,190	6.86%	15.59%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	48,472,078	54,475,937	56,138,482	3.05%	15.82%
Non-interest bearing	7,290,767	7,545,059	7,667,495	1.62%	5.17%
Interest bearing	41,181,311	46,930,878	48,470,987	3.28%	17.70%
Other liabilities	23,684,139	22,022,593	25,910,241	17.65%	9.40%
Total liabilities	72,156,217	76,498,530	82,048,723	7.26%	13.71%
Shareholders' equity	8,465,992	10,716,543	11,145,467	4.00%	31.65%
Total liabilities and shareholders' equity	80,622,209	87,215,073	93,194,190	6.86%	15.59%

Interest income	1,548,720	1,863,237	1,979,102	6.22%	27.79%
Interest expense	542,969	696,772	750,441	7.70%	38.21%
Net interest income	1,005,751	1,166,465	1,228,661	5.33%	22.16%
Net provisions	(86,665)	(310,221)	(267,820)	-13.67%	209.03%
Fees and income from service, net	409,191	440,498	449,099	1.95%	9.75%
Other operating income	116,892	189,714	248,585	31.03%	112.66%
Total operating expense	(919,426)	(1,025,213)	(1,073,974)	4.76%	16.81%
Goodwill amortization	(11,709)	(11,218)	(11,488)	2.41%	-1.89%
Non-operating income, net	(3,266)	18,349	(2,662)	-114.51%	-18.49%
Income tax expense	(86,326)	(113,876)	(136,185)	19.59%	57.76%
Net income	424,442	354,498	434,216	22.49%	2.30%

PRINCIPAL RATIOS	Quarter			As of
	3Q11	2Q12	3Q12	Sep-11	Sep-12
PROFITABILITY
Net interest margin (1)	5.98%	6.25%	6.27%	6.01%	6.21%
Return on average total assets (2)	2.20%	1.65%	1.94%	2.11%	1.90%
Return on average shareholders´ equity (3)	20.58%	13.40%	15.89%	19.20%	15.79%
EFFICIENCY
Operating expenses to net operating income	60.79%	57.69%	56.35%	60.61%	56.54%
Operating expenses to average total assets	4.83%	4.83%	4.85%	4.89%	4.77%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.50%	12.29%	11.96%	10.50%	11.96%
Technical capital to risk weighted assets	12.97%	14.89%	16.61%	12.97%	16.61%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.12	0.93	1.13
Net income per share $COP	538.75	416.16	509.75
P/BV ADS (4)	2.50	2.19	2.05
P/BV Local (5) (6)	2.63	2.14	2.02
P/E (7)	12.90	16.35	13.04
ADR price (8)	55.70	61.84	59.71
Common share price (8)	28,300	26,980	26,400
Shares outstanding (9)	787,827,003	851,827,000	851,827,000
USD exchange rate (quarter end)	1,929.01	1,784.60	1,800.52

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

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1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2012, Bancolombia’s assets totaled COP 93,194 billion, which represents an increase of 6.9% compared to 2Q12 and an increase of 15.6% compared to 3Q11.

The increase in assets presented for the quarter is mainly explained by the 4.1% increase in net loans and financial leases, which represented 66% of total assets at the end of 3Q12. Similarly, investments increased 28.0% during the quarter due to the increase of the trading securities portfolio.

It is highlighted the growth of operating leases, which increased 13.3% during the quarter and 68.2% compared to 3Q11.

1.2.	Loan Portfolio

The following table shows the composition of Bancololombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1800.52 COP)		3Q12/2Q12	3Q12/3Q11		3Q12/2Q12	3Q12/3Q11		3Q12/2Q12	3Q12/3Q11		3Q12/2Q12	3Q12/3Q11
Net investment securities	9,113,784	20.53%	8.41%	4,282,715	47.29%	64.36%	2,378,599	45.99%	76.09%	13,396,499	27.96%	21.65%
Gross Loans	49,966,814	3.72%	19.20%	14,840,942	5.44%	-4.14%	8,242,587	4.51%	2.71%	64,807,756	4.11%	12.91%
Commercial loans	27,541,227	3.27%	15.62%	11,316,191	6.41%	-5.10%	6,284,957	5.47%	1.67%	38,857,418	4.16%	8.71%
Consumer loans	10,171,622	3.13%	26.73%	2,038,444	3.67%	1.09%	1,132,142	2.75%	8.31%	12,210,066	3.22%	21.58%
Small business loans	294,415	2.25%	8.23%	32,014	-4.30%	-22.89%	17,780	-5.14%	-17.39%	326,429	1.57%	4.11%
Mortgage loans	4,738,706	9.52%	27.02%	757,068	1.57%	-6.72%	420,472	0.67%	-0.06%	5,495,774	8.35%	21.00%
Finance lease	7,220,844	2.77%	18.99%	697,225	0.21%	1.38%	387,235	-0.67%	8.61%	7,918,069	2.54%	17.20%
Allowance for loan losses	(2,787,775)	4.03%	22.22%	(364,114)	1.96%	-2.33%	(202,227)	1.06%	4.64%	(3,151,889)	3.79%	18.77%
Net total loans and fin. leases	47,179,039	3.70%	19.03%	14,476,828	5.53%	-4.18%	8,040,359	4.60%	2.66%	61,655,867	4.13%	12.62%
Operating leases, net	1,911,194	13.93%	74.81%	96,482	2.79%	-4.09%	53,586	1.88%	2.76%	2,007,676	13.34%	68.16%
Total assets	72,552,703	2.25%	35.11%	20,641,487	26.97%	-23.33%	11,464,181	25.85%	-17.86%	93,194,190	6.86%	15.59%
Total deposits	44,272,962	3.32%	18.92%	11,865,520	2.06%	5.54%	6,590,052	1.15%	13.08%	56,138,482	3.05%	15.82%
Total liabilities	62,393,453	2.18%	37.40%	19,655,270	27.34%	-26.51%	10,916,441	26.21%	-21.27%	82,048,723	7.26%	13.71%

The most relevant aspects regarding the evolution of the loan portfolio during 3Q12 were:

•      The growth of consumer and commercial loans in Colombia during 3Q12 indicates a greater credit demand than the one presented during the first half of 2012.

•      Net loans in USD correspond to loans originated in Colombia (USD 3,625 million, 45%), El Salvador (USD 2,435 million, 30%) and other countries (USD 1,980 million, 25%).

•      COP depreciated 0.9% versus USD during 3Q12 and appreciated 6.7% for the last 12 months.

•      Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the outstanding mortgage balance denominated in USD from our operation in El Salvador grew 0.7% during the quarter, and decreased 0.1% in the past 12 months.

•      Financial leases, 91% of which are denominated in COP, increased 2.5% during the quarter and 17.2% as compared to 3Q11. Operating leases, net of depreciation, also increased and present a fast growth during the quarter and during the year. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

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When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy, it becomes clear that consumer and SMEs loans were key drivers of the growth during 3Q12, as it increased 5.0% with respect to 2Q12. This increase is explained by higher demand for working capital by SMEs and vehicle loans. Corporate loans increased 3.2% compared to 2Q12, due to lower credit demand for productive activities.

Total reserves (allowances in balance sheet) for loan losses increased 3.8% during 3Q12 and totaled COP 3,152 billion, or 4.9% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of Category
(COP million)	Sep-11	Jun-12	Sep-12	3Q12/2Q12	3Q12/3Q11	loans	% of Category
CORPORATE
Working capital loans	24,316,016	24,988,703	25,872,273	3.54%	6.40%	39.92%	85.71%
Funded by domestic development banks	269,850	217,342	249,920	14.99%	-7.39%	0.39%	0.83%
Trade Financing	4,138,336	3,860,591	3,860,333	-0.01%	-6.72%	5.96%	12.79%
Overdrafts	100,583	135,921	157,974	16.22%	57.06%	0.24%	0.52%
Credit Cards	44,398	46,556	46,648	0.20%	5.07%	0.07%	0.15%
TOTAL CORPORATE	28,869,183	29,249,113	30,187,148	3.21%	4.57%	46.58%	100.00%
RETAIL AND SMEs
Working capital loans	5,930,290	7,234,422	7,753,835	7.18%	30.75%	11.96%	36.56%
Personal loans	5,369,049	6,470,386	6,712,358	3.74%	25.02%	10.36%	31.65%
Loans funded by domestic development banks	667,109	759,471	832,491	9.61%	24.79%	1.28%	3.93%
Credit Cards	3,158,648	3,539,529	3,610,242	2.00%	14.30%	5.57%	17.02%
Overdrafts	253,217	291,629	296,761	1.76%	17.20%	0.46%	1.40%
Automobile loans	1,788,166	1,817,377	1,897,105	4.39%	6.09%	2.93%	8.95%
Trade Financing	64,796	92,933	103,973	11.88%	60.46%	0.16%	0.49%
TOTAL RETAIL AND SMEs	17,231,275	20,205,747	21,206,765	4.95%	23.07%	32.72%	100.00%
MORTGAGE	4,542,280	5,072,371	5,495,774	8.35%	20.99%	8.48%	100.00%
FINANCIAL LEASES	6,756,251	7,722,242	7,918,069	2.54%	17.20%	12.22%	100.00%
Total loans and financial leases	57,398,989	62,249,473	64,807,756	4.11%	12.91%	100.00%	100.00%
Allowance for loan losses	(2,653,723)	(3,036,907)	(3,151,889)	3.79%	18.77%
Total loans and financial leases, net	54,745,266	59,212,566	61,655,867	4.13%	12.62%

1.3.	Investment Portfolio

As of September 30, 2012, Bancolombia’s net investment portfolio totaled COP 13,396 billion, increasing 28.0% compared to 2Q12 and 21.6% compared to 3Q11. The investment portfolio is mainly composed of debt investment securities, which represented 92% of Bancolombia’s total investments and 13% of assets at the end of 3Q12. Investments denominated in USD totaled USD 2,379 million and represented 32% of the investment portfolio.

Additionally, the Bank has COP 1,555 billion in net mortgage backed securities, which represents 12% of the investment portfolio. At the end of 3Q12, the duration of the debt securities portfolio was 27.6 months and a yield to maturity of 4.7%.

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1.4.	Goodwill

As of 3Q12, Bancolombia’s goodwill totaled COP 593 billion, decreasing 1.5% compared to the amount reported in 2Q12 and 17.5% compared to 3Q11. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a maximum period of 20 years), by the elimination of the goodwill related to Asesuisa (which was sold in September 2012) and by the appreciation of the Colombian peso versus the dollar. As of September 30, 2012, Bancolombia’s goodwill included USD 326 million related mostly to the acquisition of Banagrícola in 2007.

1.5.	Funding

As of September 30, 2012, Bancolombia’s liabilities totaled COP 82.049 billion, increasing 7.3% compared to 2Q12 and 13.7% compared to 3Q11. The ratio of net loans to deposits (including borrowings from domestic development banks) was 104% at the end of 3Q12, increasing compared to the 103% reported in 2Q12, and decreasing compared to the 106% in 3Q11.

Deposits totaled COP 56,138 billion (or 68% of liabilities) at the end of 3Q12, increasing 3.1% during the quarter and 15.8% over the last 12 months. CDs represented 43.7% of deposits in 3Q12. Bancolombia´s funding strategy has meant to improve the liquidity position and to encourage term deposits while its cost is kept at a reasonable level. However, the increase in the cost of deposits reflects the Colombian Central Bank rate increases performed at the beginning of 2012. The ultimate goal is to defend the net interest margin.

DEPOSIT MIX	3Q11		2Q12		3Q12
COP Million		%		%		%
Checking accounts	9,819,942	20.26%	9,139,238	16.78%	9,331,522	16.62%
Saving accounts	20,290,667	41.86%	22,955,925	42.14%	21,557,907	38.40%
Time deposits	17,787,650	36.70%	21,692,273	39.82%	24,518,283	43.67%
Other	573,819	1.18%	688,501	1.26%	730,770	1.30%
Total deposits	48,472,078		54,475,937		56,138,482

At the end of 3Q12, Bancolombia had outstanding bonds for USD 3,740 million in international markets and for COP 5,530 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q12 was COP 11,145 billion, increasing 4% or COP 2,679 billion, with respect to the COP 8,466 billion reported at the end of 3Q11.

Bancolombia’s capital adequacy ratio was 16.61%, 172 basis points above the 14.89% for 2Q12 and 364 bps above the 12.97% at the end of 3Q11. This annual increase in the capital adequacy ratio is explained by the COP 1,680 billion stock issuance in February 2012 and by the USD 1,200 million subordinated bonds issuance in September 2012.

Bancolombia’s capital adequacy ratio was 761 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.9% and the tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.7% at the end of 3Q12.

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TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q11%		2Q12%		3Q12%
Basic capital (Tier I)	6,817,714	9.31%	9,109,292	11.59%	9,079,209	10.90%
Additional capital (Tier II)	2,684,736	3.66%	2,593,604	3.30%	4,759,609	5.71%
Technical capital (1)	9,502,451		11,702,896		13,838,818
Risk weighted assets included market risk	73,237,366		78,589,868		83,340,596
CAPITAL ADEQUACY (2)	12.97%		14.89%		16.61%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 434 billion in 3Q12, or COP 510 per share - USD 1.13 per ADR, which represents an increase of 22.5% compared to 2Q12 and of 2.3% compared to 3Q11. Bancolombia’s annualized ROE was 15.9% for 3Q12, higher than the annualized ROE of 13.4% reported for 2Q12 and lower than the 20.6% of 3Q11.

2.1.	Net Interest Income

Net interest income totaled COP 1,229 billion in 3Q12, 5.3% higher than that reported in 2Q12, and 22.2% higher than the figure for 3Q11. The increase of net interest income is explained by the improvement of the margin as well as the loan portfolio increases from previous quarters.

During 3Q12, the income generated by the investment portfolio totaled COP 210 billion, a figure 19.6% higher than the COP 175 billion reported in 2Q12 and 16.1% higher than the COP 181 billion for 3Q11.

Net Interest Margin

Annualized net interest margin ended 3Q12 at 6.3%. Annualized net interest margin for investments decreased to 4.2%, and annualized net interest margin for loans, financial leases and overnight funds increased to 6.6%. The increases of the Colombian Central Bank rate at the beginning of 2012, have allowed a faster pace of growth of returns from loans than the growth of the funding cost.

Annualized Interest
Margin	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
Loans´Interest margin	6.6%	6.4%	6.3%	6.3%	6.3%	6.4%	6.5%	6.6%
Debt investments´margin	2.3%	3.0%	5.1%	4.3%	1.4%	4.3%	4.3%	4.2%
Net interest margin	6.0%	5.9%	6.2%	6.0%	5.6%	6.2%	6.2%	6.3%

The funding cost increased during 3Q12 since deposits continued reflecting the increase in interest rates performed by the Colombian Central Bank during the first few months of 2012. The annualized weighted average cost of deposits reached 3.4% in 3Q12, increasing compared to the 3.3% for 2Q12 and the 2.7% for 3Q11.

Deposits' weighted
average cost	3Q11	2Q12	3Q12
Checking accounts	0.44%	0.25%	0.25%
Time deposits	4.18%	5.09%	5.27%
Saving accounts	2.63%	2.97%	2.83%
Total deposits	2.73%	3.28%	3.39%

2.2.	Fees and Income from Services

During 3Q12, net fees and income from services totaled COP 449 billion, increasing 2.0% compared to those reported in 2Q12 and 9.8% higher than those reported in 3Q11. Fees from credit and debit cards increased 9.4% with respect to 3Q11 due to a higher transactional volume. Fees from banking services increased 11.9% compared to 2Q12 and 19.4% with respect to 3Q11; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from brokerage services decreased 12.9% in 3Q12, however, increased 12.6% as compared to those in 3Q11, which is in line with the higher transactional volumes.

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The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2012
(COP millions)	Sep-11	Sep-12	Growth	Market Share
Bancolombia VISA	1,637,652	1,830,611	11.78%	8.44%
Bancolombia Mastercard	1,958,465	2,158,677	10.22%	9.95%
Bancolombia American Express	2,140,391	2,687,543	25.56%	12.39%
Total Bancolombia	5,736,508	6,676,831	16.39%	30.78%
Colombian Credit Card Market	18,174,561	21,689,192	19.34%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2012
(Outstanding credit cards)	Sep-11	Sep-12	Growth	Market Share
Bancolombia VISA	366,824	412,637	12.49%	5.71%
Bancolombia Mastercard	384,465	431,866	12.33%	5.97%
Bancolombia American Express	544,087	622,235	14.36%	8.61%
Total Bancolombia	1,295,376	1,466,738	13.23%	20.29%
Colombian Credit Card Market	6,321,856	7,228,838	14.35%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 249 billion in 3Q12, 31.0% higher than those in 2Q12, and 112.7% higher than in 3Q11. Income from foreign exchange gains and derivatives denominated in foreign currencies decreased 20.4% in the quarter, due to the net effect of the active and passive positions the bank had in foreign currency.

During 3Q12 the sale of Asesuisa, the insurance company in El Salvador, was completed, which generated a profit before tax of COP 83 billion. This income is reflected in the line "Gains (loss) on sales of investments on equity securities" and it is subject to a capital gains tax of 10%.

By selling Asesuisa, the income from insurance is not longer recognized and the ones registered until June 30, 2012 were reversed.

Revenues aggregated in the communication, rent and others totaled COP 88 billion in 3Q12, which is 12.4% higher as compared to 2Q12 and 55.5% higher as compared to those in 3Q11. This line includes revenues from commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contracts have increased.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 237 billion in 3Q12, decreasing with respect to the COP 383 billion in 2Q12. The vintages of consumer loans originated in 2011 were the leading contributors to this deterioration. However, this situation does not represent a threat to the balance sheet´s strength, since the provisions performed in 2010 and 2011 cover the potential loan portfolio deterioration. The largest part of the loan portfolio deterioration in 3Q12 occurred in the consumer loans and SMEs loans segments. This deterioration had been previously calculated and is the result of the growth strategy implemented by the bank since beginnings of 2010.

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Past due loans (those that are overdue for more than 30 days) totaled COP 1,897 billion at the end of 3Q12, which represents 2.9% of total gross loans. The PDL ratio decreased from the 3.0% in 2Q12 and increased with respect to the 2.5% reported in 3Q11. Loan charge-offs totaled COP 198 billion in 3Q12.

Provision charges (net of recoveries) totaled COP 268 billion in 3Q12. The lower provision charges for the quarter are explained by the lower loan portfolio deterioration during the quarter.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 3,152 billion, or 4.9% of total loans at the end of 3Q12. This proportion remained stable with respect to the one presented at the end of 2Q12, and increased with respect to the 4.6% for 3Q11. The coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 166% at the end of 3Q12. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 123% at the end of 3Q12, increasing with respect to the 119% in 2Q12 and to the 118% in 3Q11.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Sep-11	Jun-12	Sep-12	3Q12/2Q12	3Q12/3Q11
Total performing past due loans (1)	518,331	685,728	631,234	-7.95%	21.78%
Total non-performing past due loans	921,055	1,172,633	1,266,205	7.98%	37.47%
Total past due loans	1,439,386	1,858,361	1,897,439	2.10%	31.82%
Allowance for loans interest losses	2,653,723	3,036,907	3,151,889	3.79%	18.77%
Past due loans to total loans	2.51%	2.99%	2.93%
Non-performing loans as a percentage of total loans	1.60%	1.88%	1.95%
“C”, “D” and “E” loans as a percentage of total loans	3.92%	4.10%	3.97%
Allowances to past due loans (2)	184.36%	163.42%	166.11%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	117.91%	118.99%	122.64%
Allowance for loan losses as a percentage of non-performing loans (2)	288.12%	258.98%	248.92%
Allowance for loan losses as a percentage of total loans	4.62%	4.88%	4.86%
Percentage of performing loans to total loans	98.40%	98.12%	98.05%

(1) "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of total loan portfolio	3Q11	2Q12	3Q12
Commercial loans	59.96%	1.76%	1.85%	1.61%
Consumer loans	18.84%	3.51%	5.09%	5.41%
Microcredit	0.50%	9.22%	8.87%	9.27%
Mortgage loans	8.48%	6.67%	7.46%	7.24%
Finance lease	12.22%	1.87%	2.06%	2.34%
PDL TOTAL	100.00%	2.51%	2.99%	2.93%

PDL Per Category (90 days)
	% Of total loan portfolio	3Q11	2Q12	3Q12
Commercial loans	59.96%	1.27%	1.16%	1.16%
Consumer loans	18.84%	1.55%	2.01%	2.55%
Microcredit	0.50%	5.81%	5.34%	5.81%
Mortgage loans	8.48%	3.15%	3.02%	2.97%
Finance lease	12.22%	1.18%	1.35%	1.36%
TOTAL LOAN PORTFOLIO	100.00%	1.48%	1.52%	1.62%

9

LOANS AND FINANCIAL LEASES CLASSIFICATION	Sep-11		Jun-12		Sep-12
( COP millions)
¨A¨ Normal	53,822,788	93.8%	57,436,865	92.3%	60,081,279	92.7%
¨B¨ Subnormal	1,325,637	2.3%	2,260,311	3.6%	2,156,397	3.3%
¨C¨ Deficient	797,671	1.4%	1,014,117	1.6%	968,140	1.5%
¨D¨ Doubtful recovery	865,523	1.5%	886,303	1.4%	885,701	1.4%
¨E¨ Unrecoverable	587,370	1.0%	651,878	1.0%	716,239	1.1%
Total	57,398,989	100%	62,249,474	100%	64,807,756	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.92%		4.10%		3.97%

2.5.	Operating Expenses

During 3Q12, operating expenses totaled COP 1,074 billion, increasing 4.8% with respect to 2Q12 and also increasing 16.8% compared to 3Q11.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 412 billion in 3Q12, decreasing 3.9% as compared to 2Q12 and increasing 15.9% as compared to 3Q11. The increase of salaries in the last 12 months is explained by the bank´s higher number of employees and the 2012 wage increases.

During 3Q12, administrative expenses totaled COP 544 billion, increasing 10.2% as compared to 2Q12 and 12.4% as compared to 3Q11. This variation during the quarter is mainly explained by higher rent expenses, higher taxes (other than income tax) and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 82 billion in 3Q12, increasing 6.6% as compared to 2Q12 and 48.2% as compared to 3Q11. The increase in this type of expense is in line with the increase of operating leases from Leasing Bancolombia.

At the end of 3Q12, Bancolombia had 24,585 employees, 978 branches and 3,703 ATMs.

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3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / David Olano (Analyst)

Website: http://www.grupobancolombia.com/investorrelations/

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BALANCE SHEET
(COP million)	Sep-11	Jun-12	Sep-12	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	5,278,593	5,998,131	6,225,344	3.79%	17.94%	6.68%
Overnight funds sold	806,053	1,376,514	1,416,357	2.89%	75.72%	1.52%
Total cash and equivalents	6,084,646	7,374,645	7,641,701	3.62%	25.59%	8.20%
Debt securities	10,165,627	9,419,617	12,277,437	30.34%	20.77%	13.17%
Trading	4,780,614	3,892,496	6,747,649	73.35%	41.15%	7.24%
Available for Sale	1,756,172	1,661,507	1,688,318	1.61%	-3.86%	1.81%
Held to Maturity	3,628,841	3,865,614	3,841,470	-0.62%	5.86%	4.12%
Equity securities	906,053	1,124,168	1,138,169	1.25%	25.62%	1.22%
Trading	296,487	321,409	346,982	7.96%	17.03%	0.37%
Available for Sale	609,566	802,759	791,187	-1.44%	29.80%	0.85%
Market value allowance	-59,194	-74,845	-19,107	-74.47%	-67.72%	-0.02%
Net investment securities	11,012,486	10,468,940	13,396,499	27.96%	21.65%	14.37%
Commercial loans	35,744,366	37,304,275	38,857,418	4.16%	8.71%	41.70%
Consumer loans	10,042,690	11,829,203	12,210,066	3.22%	21.58%	13.10%
Microcredit	313,539	321,382	326,429	1.57%	4.11%	0.35%
Mortgage loans	4,542,143	5,072,371	5,495,774	8.35%	21.00%	5.90%
Finance lease	6,756,251	7,722,242	7,918,069	2.54%	17.20%	8.50%
Allowance for loan losses	-2,653,723	-3,036,907	-3,151,889	3.79%	18.77%	-3.38%
Net total loans and financial leases	54,745,266	59,212,566	61,655,867	4.13%	12.62%	66.16%
Accrued interest receivable on loans	464,760	526,661	611,900	16.18%	31.66%	0.66%
Allowance for accrued interest losses	-40,427	-51,823	-55,269	6.65%	36.71%	-0.06%
Net total interest accrued	424,333	474,838	556,631	17.23%	31.18%	0.60%
Customers' acceptances and derivatives	930,191	796,502	701,983	-11.87%	-24.53%	0.75%
Net accounts receivable	840,161	1,135,844	1,118,616	-1.52%	33.14%	1.20%
Net premises and equipment	1,595,994	1,455,856	1,471,153	1.05%	-7.82%	1.58%
Foreclosed assets, net	53,461	63,829	77,646	21.65%	45.24%	0.08%
Prepaid expenses and deferred charges	759,692	740,611	738,995	-0.22%	-2.72%	0.79%
Goodwill	718,637	601,935	592,935	-1.50%	-17.49%	0.64%
Operating leases, net	1,193,919	1,771,363	2,007,676	13.34%	68.16%	2.15%
Other	1,482,911	2,284,468	2,396,326	4.90%	61.60%	2.57%
Reappraisal of assets	780,512	833,676	838,162	0.54%	7.39%	0.90%
Total assets	80,622,209	87,215,073	93,194,190	6.86%	15.59%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES
DEPOSITS
Non-interest bearing	7,290,767	7,545,059	7,667,495	1.62%	5.17%	8.23%	9.35%
Checking accounts	6,716,948	6,856,558	6,936,725	1.17%	3.27%	7.44%	8.45%
Other	573,819	688,501	730,770	6.14%	27.35%	0.78%	0.89%
Interest bearing	41,181,311	46,930,878	48,470,987	3.28%	17.70%	52.01%	59.08%
Checking accounts	3,102,994	2,282,680	2,394,797	4.91%	-22.82%	2.57%	2.92%
Time deposits	17,787,650	21,692,273	24,518,283	13.03%	37.84%	26.31%	29.88%
Savings deposits	20,290,667	22,955,925	21,557,907	-6.09%	6.25%	23.13%	26.27%
Total deposits	48,472,078	54,475,937	56,138,482	3.05%	15.82%	60.24%	68.42%
Overnight funds	3,089,294	2,050,665	3,434,718	67.49%	11.18%	3.69%	4.19%
Bank acceptances outstanding	707,342	549,681	502,487	-8.59%	-28.96%	0.54%	0.61%
Interbank borrowings	3,465,631	1,771,380	2,070,347	16.88%	-40.26%	2.22%	2.52%
Borrowings from domestic development banks	2,988,391	2,985,182	3,220,090	7.87%	7.75%	3.46%	3.92%
Accounts payable	1,740,716	2,385,816	2,141,548	-10.24%	23.03%	2.30%	2.61%
Accrued interest payable	363,090	409,637	461,358	12.63%	27.06%	0.50%	0.56%
Other liabilities	573,814	756,651	681,712	-9.90%	18.80%	0.73%	0.83%
Bonds	9,666,416	10,239,977	12,263,830	19.76%	26.87%	13.16%	14.95%
Accrued expenses	1,024,702	791,697	1,053,613	33.08%	2.82%	1.13%	1.28%
Minority interest in consolidated subsidiaries	64,743	81,907	80,538	-1.67%	24.40%	0.09%	0.10%
Total liabilities	72,156,217	76,498,530	82,048,723	7.26%	13.71%	88.04%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	415,794	422,702	1.66%	7.31%	0.45%
Retained earnings	7,117,518	9,349,195	9,797,581	4.80%	37.65%	10.51%
Appropiated	5,957,466	8,549,127	8,563,297	0.17%	43.74%	9.19%
Unappropiated	1,160,052	800,068	1,234,284	54.27%	6.40%	1.32%
Reappraisal and others	952,303	936,134	892,193	-4.69%	-6.31%	0.96%
Gross unrealized gain or loss on debt securities	2,257	15,420	32,991	113.95%	1361.72%	0.04%
Total shareholder's equity	8,465,992	10,716,543	11,145,467	4.00%	31.65%	11.96%

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INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-11	Sep-12	Sep-12/Sep-11	3Q11	2Q12	3Q12	3Q12/2Q12	3Q12/3Q11
Interest income and expenses
Interest on loans	3,320,969	4,444,555	33.83%	1,200,725	1,474,044	1,558,293	5.72%	29.78%
Interest on investment securities	505,281	557,509	10.34%	180,678	175,450	209,796	19.58%	16.12%
Overnight funds	12,245	18,015	47.12%	3,117	8,932	3,105	-65.24%	-0.38%
Leasing	459,950	607,596	32.10%	164,200	204,811	207,908	1.51%	26.62%
Total interest income	4,298,445	5,627,675	30.92%	1,548,720	1,863,237	1,979,102	6.22%	27.79%
Interest expense	-	-		-	-	-
Checking accounts	28,678	18,687	-34.84%	10,955	6,097	6,149	0.85%	-43.87%
Time deposits	491,184	792,699	61.39%	181,702	261,259	304,428	16.52%	67.54%
Savings deposits	331,265	489,779	47.85%	130,515	169,085	157,713	-6.73%	20.84%
Total interest on deposits	851,127	1,301,165	52.88%	323,172	436,441	468,290	7.30%	44.90%
Interbank borrowings	23,940	41,184	72.03%	8,396	12,679	10,932	-13.78%	30.20%
Borrowings from domestic development banks	114,220	161,438	41.34%	44,971	51,971	55,342	6.49%	23.06%
Overnight funds	57,578	69,028	19.89%	18,460	18,436	34,347	86.30%	86.06%
Bonds	368,289	527,925	43.35%	147,970	177,245	181,530	2.42%	22.68%
Total interest expense	1,415,154	2,100,740	48.45%	542,969	696,772	750,441	7.70%	38.21%
Net interest income	2,883,291	3,526,935	22.32%	1,005,751	1,166,465	1,228,661	5.33%	22.16%
Provision for loan and accrued interest losses, net	(486,588)	(883,730)	81.62%	(173,103)	(350,437)	(303,808)	-13.31%	75.51%
Recovery of charged-off loans	186,555	123,624	-33.73%	69,942	38,024	43,938	15.55%	-37.18%
Provision for foreclosed assets and other assets	(77,527)	(76,099)	-1.84%	(34,451)	(15,280)	(29,666)	94.15%	-13.89%
Recovery of provisions for foreclosed assets and other assets	107,263	60,009	-44.05%	50,947	17,472	21,716	24.29%	-57.38%
Total net provisions	(270,297)	(776,196)	187.16%	(86,665)	(310,221)	(267,820)	-13.67%	209.03%
Net interest income after provision for loans	-	-		-	-	-
and accrued interest losses	2,612,994	2,750,739	5.27%	919,086	856,244	960,841	12.22%	4.54%
Commissions from banking services and other services	280,983	325,135	15.71%	98,224	104,849	117,282	11.86%	19.40%
Electronic services and ATM fees	48,578	54,279	11.74%	17,945	18,265	18,604	1.86%	3.67%
Branch network services	91,479	92,258	0.85%	31,930	30,743	31,422	2.21%	-1.59%
Payment fees	164,737	186,088	12.96%	55,937	61,027	65,542	7.40%	17.17%
Credit card merchant fees	12,701	6,436	-49.33%	4,064	2,419	2,724	12.61%	-32.97%
Credit and debit card annual fees	448,098	494,412	10.34%	150,999	171,735	165,266	-3.77%	9.45%
Checking fees	55,839	54,776	-1.90%	19,418	18,300	17,952	-1.90%	-7.55%
Fiduciary activities	142,057	153,724	8.21%	47,449	49,109	53,595	9.13%	12.95%
Brokerage fees	31,839	45,483	42.85%	11,476	14,848	12,927	-12.94%	12.64%
Check remittance	14,195	16,354	15.21%	5,120	5,541	5,407	-2.42%	5.61%
International operations	51,105	47,823	-6.42%	16,437	15,013	17,688	17.82%	7.61%
Fees and other service income	1,341,611	1,476,768	10.07%	458,999	491,849	508,409	3.37%	10.76%
Fees and other service expenses	(140,021)	(164,207)	17.27%	(49,808)	(51,351)	(59,310)	15.50%	19.08%
Total fees and income from services, net	1,201,590	1,312,561	9.24%	409,191	440,498	449,099	1.95%	9.75%
Other operating income	-	-		-	-	-
Net foreign exchange gains	50,079	79,375	58.50%	41,171	59,486	35,682	-40.02%	-13.33%
Derivatives Financial Contracts	25,024	43,934	75.57%	(5,943)	(7,281)	5,857	180.44%	198.55%
Gains(loss) on sales of investments on equity securities	(17,883)	84,363	571.75%	(16,595)	1,634	83,018	4980.66%	600.26%
Securitization income	33,356	35,455	6.29%	12,715	14,705	7,515	-48.89%	-40.90%
Dividend income	26,792	45,860	71.17%	3,393	2,106	3,073	45.92%	-9.43%
Revenues from commercial subsidiaries	74,024	110,706	49.55%	25,670	33,677	44,929	33.41%	75.03%
Insurance income	-	-	0.00%	-	7,272	(19,290)	-365.26%	0.00%
Communication, postage, rent and others	158,288	237,153	49.82%	56,481	78,115	87,801	12.40%	55.45%
Total other operating income	349,680	636,846	82.12%	116,892	189,714	248,585	31.03%	112.66%
Total income	4,164,264	4,700,146	12.87%	1,445,169	1,486,456	1,658,525	11.58%	14.76%
Operating expenses	-	-		-	-	-
Salaries and employee benefits	931,727	1,033,622	10.94%	313,392	343,479	343,230	-0.07%	9.52%
Bonus plan payments	96,868	169,652	75.14%	32,077	72,618	56,639	-22.00%	76.57%
Compensation	24,565	29,625	20.60%	10,148	12,832	12,302	-4.13%	21.23%
Administrative and other expenses	1,359,475	1,511,769	11.20%	484,122	493,899	544,041	10.15%	12.38%
Deposit insurance net	66,065	76,364	15.59%	22,733	24,451	25,773	5.41%	13.37%
Donation expenses	14,988	11,079	-26.08%	1,379	683	9,616	1307.91%	597.32%
Depreciation	157,727	229,603	45.57%	55,575	77,251	82,373	6.63%	48.22%
Total operating expenses	2,651,415	3,061,714	15.47%	919,426	1,025,213	1,073,974	4.76%	16.81%
Net operating income	1,512,849	1,638,432	8.30%	525,743	461,243	584,551	26.73%	11.19%
Goodwill amortization (1)	36,213	34,525	-4.66%	11,709	11,218	11,488	2.41%	-1.89%
Non-operating income (expense)	-	-	0.00%	-	-	-	0.00%	0.00%
Other income	121,837	105,859	-13.11%	32,937	40,265	28,640	-28.87%	-13.05%
Minority interest	(8,219)	(5,022)	-38.90%	(3,083)	(2,920)	(1,098)	-62.40%	-64.39%
Other expense	(93,039)	(71,757)	-22.87%	(33,120)	(18,996)	(30,204)	59.00%	-8.80%
Total non-operating income	20,579	29,080	41.31%	(3,266)	18,349	(2,662)	-114.51%	-18.49%
Income before income taxes	1,497,215	1,632,987	9.07%	510,768	468,374	570,401	21.78%	11.68%
Income tax expense	(337,163)	(398,703)	18.25%	(86,326)	(113,876)	(136,185)	19.59%	57.76%
Net income	1,160,052	1,234,284	6.40%	424,442	354,498	434,216	22.49%	2.30%

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